UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13 a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                              FOR NOVEMBER 06, 2002


                              LOCALIZA SYSTEM LTDA.
               --------------------------------------------------
               (Exact Name of Registrant as Specified in Charter)

                         Avenida Bernardo Monteiro, 1563
                             Funcionarios 30150-902
                      Belo Horizonte, Minas Gerais, Brazil

                     --------------------------------------
                    (Address of principal executive offices)


    (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)
                       FORM 20-F ___X___ FORM 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                              YES ______ NO ___X___

(If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): notapplicable

1. In September 10, 2002 Localiza System Ltda. has changed its name to Localiza Franchising Ltda. and proceeded to the modification in its bylaw, as follows:



                           TWELFTH AGREEMENT AMENDMENT

                          "LOCALIZA FRANCHISING LTDA."

                    "(NEW NAME OF THE LOCALIZA SYSTEM LTDA)"

                           CNPJ/MF: 18.367.946/0001-56

LOCALIZA RENT A CAR S.A, with head-office at Bernardo Monteiro Avenue, n. 1563, Funcionarios District, in Belo Horizonte city, State of Minas Gerais, registered under the CGC/MG: 16.670.085/0001-55, represented by its partners JOSE SALIM MATTAR JUNIOR, Brazilian, divorced, businessman, ID n. M-1.653.965 SSP/MG, and CPF n. 071.823.766-87, domiciled at Boa Esperanca Street, n. 525, apto 300, Carmo Sion District, Belo Horizonte city, State of Minas Gerais and ANTONIO CLAUDIO BRANDAO RESENDE, Brazilian, married, businessman, ID n. M-578.679 SSP/MG, and CPF n. 076.364.666-00, domiciled at Aldo Caslio Street,
n. 21, in Mangabeiras District, Belo Horizonte city, State of Minas Gerais;

ARISTIDES LUCIANO DE AZEVEDO NEWTON, Brazilian, married, businessman, ID n. M-2.132 CRA 6(a) Region/MG and CPF n. 020.311.249-00, domiciled at Inconfidentes Street, n. 355, apto 101, Funcionarios District, in Belo Horizonte city, State of Minas Gerais;

Only partners of Localiza System Ltda. to proceed the twelfth agreement amendment and they do this under the following clauses and conditions:

I - CHANGE IN COMPANY'S NAME

The partners decide to change the company's name from LOCALIZA SYSTEM LTDA. to LOCALIZA FRANCHISING LTDA.

Therefore, the first clause of the bylaw expresses the following writing:

                               CLAUSE ONE - NAME

The society, which is guided by the Decree n.3.708, as of January 10, 1919, and by this bylaw will operate under the denomination LOCALIZA FRANCHISING LTDA.

II - RATIFICATION

All the other clauses not expressly modified in this agreement amendment are ratified.

III - CONSOLIDATION

At last, the partners decide to consolidate the bylaw, which has effect with the following writing:


                       CONSOLIDATED BYLAW OF THE SOCIETY
                      PER QUOTAS OF LIMITED RESPONSIBILITY
                           "LOCALIZA FRANCHING LTDA."

                               CLAUSE ONE - NAME

The society, which is guided by the Decree n.3.708, as of January 10, 1919, and by this bylaw, will operate under the denomination LOCALIZA FRANCHISING LTDA.

                     CLAUSE TWO - HEAD-OFFICE AND BRANCHES

The head-office shall be located in the city of Belo Horizonte, State of Minas Gerais, at Bernardo Monteiro Avenue, n. 1563, 4(o) floor. The Company may set up branches at any time in Brazil or abroad.

                         CLAUSE THREE - BUSINESS OBJECT

To manage the business franchise LOCALIZA RENT A CAR.

                          CLAUSE FOUR - CAPITAL STOCK

The Capital Stock is of R$ 1.115.540,00 (one million, a hundred and fifteen thousand, five hundred and forty Reais), represented by 1.115.540 (one million, a hundred and fifteen thousand, five hundred and forty) quotas with a par value of R$ 1.00 each, distributed as follows:

------------------------------------------------------------------------------
Partners                                Quotes      Par Value    Total Value
------------------------------------------------------------------------------
Localiza Rent a Car S.A                1.031.875       1.00      1.031.875,00
------------------------------------------------------------------------------
Aristides Luciano de Azevedo Newton       83.665       1.00         83.665,00
------------------------------------------------------------------------------
Total                                  1.115.540                 1.115.540,00
------------------------------------------------------------------------------


                        CLAUSE FIVE - QUOTA TRANSFERENCE

The quotas are indivisible and may not be ceded, sold, alienated, burden, object of pledge nor be transferred to anyone extraneous to the Company, for any reason, without a written notice of agreement of all the remaining partners. It is preferred that the quotas remain transacted among the remaining partners, so as maintaining the percentage ration among the partners.

                        CLAUSE SIX - PARTNER WITHDRAWAL

The partner who, for any reason, wishes to withdraw from the Company, shall then give, in 60 (sixty) days prior to the withdrawal, a written notice of intent to the remaining partners. Its net assets, calculated in the balance statement and evaluated at a market price, shall be paid within 60 (sixty) monthly installments, restated in accordance to the IGPM (General Market Price Index) or to any other restatement index that may supplant that, with no interest rate, to begin 30 days after the maturity date of the warning period.

                              CLAUSE SEVEN - TERM

The Company shall have an unlimited term.

                           CLAUSE EIGHT - DISSOLUTION

The Company shall dissolve within any situation expressed in the law, as well as through deliberation of the partners that represent the majority of the Capital Stock.

PARAGRAPH FIRST - The Company shall not be dissolved and liquidated because of withdrawal, death, insolvency nor incapacity of any partner.

PARAGRAPH SECOND - In the event of death of any partner, the Company shall temporarily continue along with the spouse or inheritor of the deceased, who shall take over the totality of quotas of the deceased. Until the end of the Will, whereas the patrimony shall be partitioned, the administrator of the Will shall represent the inheritors in face of the Company. Once the partition is ratified, the inheritors shall decide whether join the Company or receive the net assets of the deceased, calculated in accordance to the Balance Sheet. Such Balance shall have been raised at least 2 (two) months prior to the initial date of the payment due to the inheritors whereas the Company assets and liabilities shall be considered by their market value.

PARAGRAPH THIRD - The amount to be paid, within a maximum 60 (sixty) months term, in monthly installments, shall be restated in accordance to IGPM (General Market Prices Index), or to any other restatement index that may supplant that.

                           CLAUSE NINE - FISCAL YEAR

The Company's fiscal year shall coincide to the calendar year.

                       CLAUSE TEN - FINANCIAL STATEMENTS

Annually, as of December 31, the Financial Statements shall be elaborated and the calculated profits, net of legal deductions, shall then be distributed to the partners and/or capitalized in accordance to the same percentage ratio of participation in the Capital Stock, according to the partners' decision. Eventual losses shall also be calculated prorate to the participation in the Capital Stock.

The partners may determine whether there shall be interim Statements, and distribute profits in accordance to such statements.

The profits may be partially or totally distributed, not prorate to the participation in the Capital Stock, by unanimous deliberation of the partners.


                           CLAUSE ELEVEN - MANAGEMENT

The Company shall be managed by the following Directors:

-----------------------------------------------------------------------
Jose Salim Mattar Junior                   Director - President
-----------------------------------------------------------------------
Antonio Claudio Brandao Resende            Director - Vice President
-----------------------------------------------------------------------
Aristides Luciano de Azevedo Newton        Director - Vice President
-----------------------------------------------------------------------
Eugenio Pacelli Mattar                     Director - Vice President
-----------------------------------------------------------------------
Flavio Brandao Resende                     Director - Vice President
-----------------------------------------------------------------------

PARAGRAPH FIRST - The above listed Directors shall represent the Company active and passively, in court or not, separately, in face of any governmental office or authorities that pertains to the County, State or Federal, as well as of Autarchies, Quasi-public organizations or Mixed Capital Companies.

PARAGRAPH SECOND - The above listed Directors shall represent the Company always jointly, in a group of 2 (two), to sign deeds of any type, Bill of exchanges, check, payment orders, contracts, or any other documents that imply in obligation or responsibility to the Company.

PARAGRAPH THREE - Either one from the Directors listed above may give granting, jointly in a group of 2 (two), by a written proxy, so as their representatives may proceed with any action mentioned in paragraphs first and second above, under the limit of their restrictions.

PARAGRAPH FOUR - The management and administration of the Company shall be held only by domiciled in Brazil.

PARAGRAPH FIVE - The Company is forbidden to provide legal guarantee to any person or Company, except for its own partners or affiliated companies.

PARAGRAPH SIX - The Directors shall have the right to receive remuneration, in accordance to the economic and financial conditions of the Company.

                     CLAUSE TWELVE - COMPANY TRANSFORMATION

At any time, through deliberation of the partners that represent the majority of the Capital Stock, the Company may be transformed into a Corporation.

SOLE PARAGRAPH - The partners, in accordance to the Sole Paragraph of Article 221 of the Law 6.404/76, resign in a written and irrevocable way, to the withdrawal rights in case of such transformation.

             CLAUSE THIRTEEN - CONTROVERSIES AND JURISDICTION VENUE

Any controversy or claim arising out of this agreement shall be settled by agreement among the partners or in accordance to the law in force.

The Company chooses its seat and forum in the city of Belo Horizonte, State of Minas Gerais, in accordance to article 35, subparagraph 4(o) of the Civil Code, as the only instrument to settle any controversies and claims that may raise from the hereof agreement, resigning to any other, no matter how privileged.

                          CLAUSE FOURTEEN - STATEMENT

The partners declare, under the applicable provisions of the penalties of the law that they are allowed to participate, as partners or administrators, in any trade Company (Law 8.934 as of November 18, 1994, article 37, II, with writing by the Law 10.194, as of February 14, 2001)

In witness hereof, the parties hereto find this document in 3 (three) equal counterparties in order to properly produce its legal effects.

Belo Horizonte, September 10, 2002

[illegible signature]
Localiza Rent a Car S/A
Jose Salim Mattar Junior

[illegible signature]
Localiza Rent a Car S/A
Antonio Claudio Brandao Resende

[illegible signature]
Aristides Luciano de Azevedo Newton

Witnesses:

[illegible signature]
Roberto Antonio Mendes
CPF: 137.768.946-87

[illegible signature]
Maria Edith Teixeira Silva
CPF: 463.406.706-44


                           REGISTER OF LEGAL ENTITIES
                          Officer: Mr. Jose Nadi Neri
   Av. Afonso Pena, 732, 2nd floor - Belo Horizonte - State of Minas Gerais -
                               Telefax: 224-38.78
                           LOCALIZA FRINCHISING LTDA
           Registered under the n.21, within the registering 58.475,
                           in Book A, in October 03, 2002

 Belo Horizonte, October 03,2002. Substitute scrivener: Ana Paula Neri Silveira
       Emoluments: R$ 5,00 - Additional revenue: R$ 1,70 - Total: R$6,70
                             [illegible signature]